UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2019
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

Bladex acts as Joint Lead Arranger of a US$131.5 million senior, secured acquisition finance bridge facility for Corporación Favorita

Panama City, Republic of Panama, February 7, 2019 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) today announced the successful closing of a US$131.5 million senior Acquisition Finance bridge facility (the “Facility” or the “Loan”) for Corporación Favorita C.A. (“Corp. Favorita” or the “Borrower”). The Facility was secured by liquid deposits of the Borrower in Ecuadorian banks.

Corp. Favorita is a leading Ecuadorian Company, with over US$1.9 billion in sales and US$1.6 billion in total assets. The Borrower is primarily engaged in the sale of mass consumer products through its network of more than 150 supermarkets (Supermaxi, Megamaxi, Aki, Gran Aki, Super Aki, Jugueton, Supersaldos and Titán) located throughout the country's provinces.

The Loan was structured as a club deal between Bladex, Banco General and Grupo Promerica, acting together as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

Proceeds of the Facility were used to support Corp. Favorita’s cross border acquisition for a majority interest in Rey Holdings Corp., a holding company owner of supermarket chains (Rey, Romero and Mr. Precio), convenience stores (ZAZ), and pharmacies (Metro Plus) in Panama, generating over US$700 million in sales.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Mónica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama